

December 8, 2010

Mr. Douglas J. Flint
Chief Financial Officer
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

>   **Re: HSBC Holdings plc**
>   **Form 20-F for Fiscal Year Ended December 31, 2009**
>   **Filed March 15, 2010**
>   **File No. 1-14930**

Dear Mr. Flint:

We have reviewed your response letter dated July 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Report of the Directors: Operating and Financial Review</u>
<u>General</u>

1. We note the disclosure on page 12 and elsewhere that you operate in the Middle East and Latin America, regions generally understood to include Iran, Syria, Sudan, and Cuba. We also note from HSBC Bank Middle East's website that it still maintains a representative office in Iran. Further, it appears from a November 2007 press report that one of your subsidiaries, HSBC Trinkaus & Burkhardt, advanced funds to IFIC Holding AG of Iranian Foreign Investment Company which the Iranian government used to speculate in financial futures. As you know, Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements, since your letter to us dated July 10, 2007. Your response should describe any business contacts you have had with the governments of the referenced countries or entities affiliated with, or controlled by, those governments. Identify any state-owned entities that have received financing from, or arranged by, you, and the uses made of the funds received. In addition, discuss the applicability of Section 104 of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 to any activities related to Iran.

2. Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

Customer groups and global businesses, page 66
Global Banking and Markets, page 73

3. We have reviewed your response to prior comment one from our letter dated July 19, 2010. In your response, you indicate that credit derivative fair values decreased during 2009 in part due to initiatives to close out matching contracts with market counterparties. Since we are unable to locate disclosure describing these initiatives on page 424, please revise your future filings to discuss these actions in greater detail. In addition, clarify whether you used any other initiatives to reduce gross derivative balances with counterparties, such as those resulting in arrangements whereby IFRS netting criteria are satisfied.

Renegotiated Loans (audited), page 224

4. We have reviewed your response to prior comment 12 from our letter dated July 19, 2010 and proposed disclosures in Appendix I. You state that HSBC Finance may restructure certain loans with no qualifying payments in conditions of hardship, disaster or in labour strike situations. Please tell us and revise your future filings to clarify your policy with respect to classifying these loans as up to date. Quantify loans restructured with no qualifying payments for the periods presented.

You may contact Sharon Blume, Assistant Chief Accountant at 202-551-3474 or me at 202-551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief